Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 of this exhibit concerning TOTAL S.A. and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2019 and year ended December 31, 2019, has been derived from TOTAL’s unaudited consolidated balance sheets as of December 31, 2019, unaudited statements of income, comprehensive income, cash flow, business segment information for the fourth quarter of 2019 and year ended December 31, 2019 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2019 presented on pages 16-30 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, as amended on April 26, 2019.

A. KEY FIGURES

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars (except earnings per share and number of shares)	2019	2018	2019 vs. 2018
49,280	48,589	52,495	-6%	Non-Group sales	200,316	209,363	-4%
3,879	3,673	3,885	—	Adjusted net operating income(a) from business segments	14,554	15,997	-9%
2,031	1,734	1,976	+3%	• Exploration & Production*	7,509	8,547	-12%
794	574	676	+17%	• Integrated Gas, Renewables & Power*	2,389	2,419	-1%
580	952	900	-36%	• Refining & Chemicals	3,003	3,379	-11%
474	413	333	+42%	• Marketing & Services	1,653	1,652	—
502	1,381	665	-25%	Net income (loss) from equity affiliates	3,406	3,170	+7%
0.97	1.04	0.40	x2.4	Fully-diluted earnings per share ($)	4.17	4.24	-2%
2,607	2,614	2,637	-1%	Fully-diluted weighted-average shares (millions)	2,618	2,624	—
2,600	2,800	1,132	x2.3	Net income (Group share)	11,267	11,446	-2%
4,291	3,296	4,459	-4%	Organic investments(b)	13,397	12,427	+8%
(80)	3,422	(1,751)	n/a	Net acquisitions(c)	4,052	3,141	+29%
4,211	6,718	2,708	+56%	Net investments(d)	17,449	15,568	+12%
6,599	8,206	10,640	-38%	Cash flow from operations	24,685	24,703	—
				of which:
46	1,523	6,425	n/a	• (increase)/decrease in working capital(e)	(1,718)	769	n/a
(533)	(532)	(423)	+26%	• financial charges	(2,069)	(1,538)	+35%

2019 data take into account the impact of the new rule IFRS16 “Leases”, effective as of January 1, 2019.

*

4Q18 and 2018 restated. Historical data for 2018 available in exhibit 99.1 of (i) for the first quarter of 2018: the report on Form 6-K filed with the SEC on April 27, 2018, (ii) for the second quarter of 2018 and six months ended June 30, 2018: the report on Form 6-K filed with the SEC on July 27, 2018 (iii) for the third quarter of 2018 and nine months ended September 30, 2018: the report on Form 6-K filed with the SEC on October 26, 2018, as amended on October 29, 2018 and (iv) for the fourth quarter of 2018 and year ended December 30, 2018: the report on Form 6-K filed with the SEC on February 8, 2019.

Environment* — liquids and gas price realizations**, refining margins

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs. 2018
63.1	62.0	68.8	-8%	Brent ($/b)	64.2	71.3	-10%
2.4	2.3	3.7	-35%	Henry Hub ($/Mbtu)	2.5	3.1	-18%
5.1	3.9	8.8	-42%	NBP ($/Mbtu)	4.9	7.9	-38%
5.8	4.7	9.9	-42%	JKM ($/Mbtu)	5.5	9.7	-44%

59.1	58.0	59.2	—	Average liquids price ($/b)**	59.8	64.3	-7%
3.76	3.48	5.01	-25%	Average gas price ($/Mbtu)**	3.88	4.87	-20%

30.2	47.4	40.8	-26%	Variable cost margin – European refining, VCM ($/t)	34.9	38.2	-9%

*	The indicators are shown on page 15.
**	Consolidated subsidiaries.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(c)	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 13).
(d)	“Net investments” = organic investments + net acquisitions (see page 13).
(e)

The change in working capital as determined using the replacement cost method and, effective second quarter of 2019, including organic loan repayments from equity affiliates was $(240) million in 4Q19, $1,353 million in 3Q19, $4,968 million in 4Q18, $(1,747) million in 2019 and $174 in 2018. Effective second quarter of 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

Production*

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs 2018
3,113	3,040	2,876	+8%	Hydrocarbon production (kboe/d)	3,014	2,775	+9%
1,452	1,441	1,382	+5%	• Oil (including bitumen) (kb/d)**	1,431	1,378	+4%
1,661	1,599	1,493	+11%	• Gas (including condensates and associated NGL) (kboe/d)**	1,583	1,397	+13%

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs 2018
3,113	3,040	2,876	+8%	Hydrocarbon production (kboe/d)	3,014	2,775	+9%
1,714	1,720	1,589	+8%	• Liquids (kb/d)	1,672	1,566	+7%
7,263	7,399	6,994	+4%	• Gas (Mcf/d)	7,364	6,599	+12%

*	Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP)
**	4Q18 and 2018 data restated.

Hydrocarbon production was 3,113 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2019, an increase of 8% compared to the fourth quarter of 2018, due to:

•

+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway;

•	-3% due to the natural decline of the fields; and

•	-2% due to maintenance and the Tyra redevelopment project in Denmark.

Hydrocarbon production was 3,014 kboe/d for the full-year 2019, an increase of 9% compared to the full-year 2018, due to:

•

+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway;

•	-3% due to the natural decline of the fields; and

•	-1% due to maintenance, notably in Nigeria, Norway and the Tyra redevelopment project in Denmark.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019. The organization of the Group’s activities is structured around the following four segments: Exploration & Production (EP), Integrated Gas, Renewables & Power (iGPR - comprising TOTAL’s integrated gas (including LNG) and low carbon electricity businesses and the upstream and midstream LNG activity that was previously reported in the EP segment), Refining & Chemicals and Marketing & Services. Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization, when necessary.

B.1. Exploration & Production segment (EP – redefined scope)

•	Production

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Hydrocarbon production	2019	2018	2019 vs 2018
2,489	2,501	2,408	+3%	EP (kboe/d)	2,454	2,394	+3%
1,640	1,647	1,541	+6%	• Liquids (kb/d)	1,601	1,527	+5%
4,624	4,654	4,710	-2%	• Gas (Mcf/d)	4,653	4,724	-2%

• Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars (except effective tax rate)	2019	2018	2019 vs 2018
1,563	1,631	2,119	-26%	Non-Group sales	7,261	9,889	-27%
2,366	2,257	2,192	+8%	Operating income	10,542	12,502	-16%
166	77	339	-51%	Net income (loss) from equity affiliates and other items	610	1,365	-55%
38.0%	39.7%	41.2%		Effective tax rate*	41,5%	46.2%
(893)	(1,094)	(798)	+12%	Tax on net operating income	(4,572)	(5,770)	-21%
1,639	1,240	1,733	-5%	Net operating income	6,580	8,097	-19%
392	494	243	+61%	Adjustments affecting net operating income	929	450	x2.1
2,031	1,734	1,976	+3%	Adjusted net operating income**	7,509	8,547	-12%
247	297	269	-8%	• including income from equity affiliates	996	1,140	-13%
2,617	2,065	2,765	-5%	Organic investments	8,635	7,953	+9%
(224)	(4)	(143)	+56%	Net acquisitions	14	2,162	-99%
2,393	2,061	2,622	-9%	Net investments	8,649	10,115	-14%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the EP segment was $2,031 million in the fourth quarter of 2019, an increase of 3% compared to $1,976 million in the fourth quarter of 2018, driven by the increase in production. Adjusted net operating income for the EP segment was $7,509 million for the full-year 2019, a decrease of 12% compared to the full-year 2018, related to lower Brent and gas prices.

Adjusted net operating income for the EP segment excludes special items. In the fourth quarter of 2019, the exclusion of special items had a positive impact of $392 million on the EP segment’s adjusted net operating income compared to a positive impact of $243 million in the fourth quarter of 2018. For the full-year 2019, the exclusion of special items had a positive impact of $929 million on the EP segment’s adjusted net operating income, compared to a positive impact of $450 million for the full-year 2018.

In the fourth quarter of 2019, the EP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $4,206 million, a decrease of 33% compared to $6,310 million in the fourth quarter of 2018. For the full-year 2019, the EP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $16,917 million, a decrease of 9% compared to $18,537 for the full-year 2018.

In the fourth quarter of 2019, the EP segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $4,451 million, an increase of 14% compared to $3,911 million in the fourth quarter of 2018. For the full-year 2019, the EP segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $18,030 million, an increase of 1% compared to $17,832 million for the full-year 2018. The start-up of strong cash flow generating projects offset the impact of lower Brent and gas prices.

[1]

Operating cash flow excluding the change in working capital at replacement cost and effective second quarter of 2019 including organic loan repayments from equity affiliates provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 13 of this exhibit.

B.2.    Integrated Gas, Renewables & Power segment (iGRP)

•	Production and liquefied natural gas (LNG) sales

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Hydrocarbon production	2019	2018	2019 vs. 2018
624	539	468	+34%	iGRP (kboe/d)	560	381	+47%
74	73	48	+54%	• Liquids (kb/d)	71	39	+82%
2,639	2,745	2,284	+16%	• Gas (Mcf/d)	2,711	1,875	+45%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	LNG in millions of tons	2019	2018	2019 vs. 2018
10.6	7.4	7.9	+35%	Overall LNG sales	34.3	21.8	+57%
4.2	4.2	3.3	+28%	• including sales from equity production*	16.3	11.1	+47%
9.6	5.5	6.7	+44%	• including sales by TOTAL from equity production and third-party purchases	27.9	17.1	+63%

*	The Group’s equity production may be sold by TOTAL or by joint ventures.

Production growth over 2019 was essentially related to the start-up of Ichthys in Australia in the third quarter of 2018 and the successive start-ups of Yamal LNG trains in Russia.

In the fourth quarter of 2019, LNG sales increased by 35% compared to the fourth quarter of 2018 due to the ramp-up of Yamal LNG and Ichthys and the start-up of the first Cameron LNG train in the US.

In 2019, LNG sales increased by 57% compared to 2018 for the same reasons, as well as due to the acquisition of the Engie portfolio of LNG contracts in the third quarter of 2018.

•	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars	2019	2018	2019 vs. 2018
4,292	3,667	3,781	+14%	Non-Group sales	18,167	17,236	-5%
326	321	(260)	n/a	Operating income	1,184	(72)	n/a
391	898	399	-2%	Net income (loss) from equity affiliates and other items	2,330	1,639	+42%
104	(222)	(79)	n/a	Tax on net operating income	(741)	(471)	+57%
821	997	60	x14	Net operating income	2,773	1,096	x2.5
(27)	(423)	616	n/a	Adjustments affecting net operating income	(384)	1,323	n/a
794	574	676	+17%	Adjusted net operating income*	2,389	2,419	-1%
353	206	447	-21%	• including income from equity affiliates	1,009	1,249	-19%
684	641	614	+11%	Organic investments	2,259	1,745	+30%
(13)	3,374	(1,346)	n/a	Net acquisitions	3,921	1,701	x2.3
671	4,015	(733)	n/a	Net investments	6,180	3,445	+79%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the iGRP segment was $794 million in the fourth quarter of 2019, an increase of 17% compared to $676 million in the fourth quarter of 2018, and $2,389 million for the full-year 2019, a decrease of 1% compared to $2,419 million for the full-year 2018, impacted by lower gas prices in Europe and Asia as well as higher depreciation, depletion and amortization expenses on new projects.

Adjusted net operating income for the iGRP segment excludes special items. In the fourth quarter of 2019, the exclusion of special items had a negative impact of $27 million on the iGRP segment’s adjusted net operating income, compared to a positive impact of $616 million in the fourth quarter of 2018. For the full-year 2019, the exclusion of special items had a negative impact of $384 million on the iGRP segment’s adjusted net operating income, compared to a positive impact of $1,323 million for the full-year 2018.

In the fourth quarter of 2019, the iGRP segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,402 million, 2.3 times higher compared to $617 million in the fourth of quarter of 2018, driven by strong LNG sales growth. For the full-year 2019, the iGRP segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $3,730 million, an increase of 81% compared to $2,055 million for the full-year 2018 for the same reasons.

B.3. Refining & Chemicals segment

•	Refinery throughput and utilization rates*

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs. 2018
1,509	1,719	1,886	-20%	Total refinery throughput (kb/d)	1,671	1,852	-10%
282	503	591	-52%	• France	456	610	-25%
756	757	809	-7%	• Rest of Europe	754	755	—
471	459	486	-3%	• Rest of world	462	487	-5%
71%	82%	90%		Utilization rates based on crude only**	80%	88%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

•

decreased by 20% in the fourth quarter of 2019 compare to the fourth quarter of 2018, due notably to strikes in France and planned maintenance at Normandy as well as a fire that affected the distillation unit;

•	decreased by 10% in 2019 notably due to the shutdown for nearly 6 months of Grandpuits in France.

•	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars	2019	2018	2019 vs. 2018
22,040	21,338	23,365	-6%	Non-Group sales	87,598	92,025	-5%
579	1,035	(534)	n/a	Operating income	3,342	2,513	-33%
57	5	144	-60%	Net income (loss) from equity affiliates and other items	322	782	-59%
(3)	(221)	230	n/a	Tax on net operating income	(470)	(445)	+6%
633	819	(160)	n/a	Net operating income	3,194	2,850	+12%
(53)	133	1,060	n/a	Adjustments affecting net operating income	(191)	529	n/a
580	952	900	-36%	Adjusted net operating income*	3,003	3,379	-11%
479	354	615	-22%	Organic investments	1,426	1,604	-11%
118	20	(429)	n/a	Net acquisitions	(44)	(742)	-94%
597	374	186	x3.2	Net investments	1,382	862	+60%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was $580 million in the fourth quarter of 2019, a decrease of 36% compared to $900 million in the fourth quarter of 2018, and amounted to $3,003 million for the full-year 2019, a decrease of 11% compared to $3,379 million for the full-year 2018, notably due to a decrease of around 10% in refining and petrochemical margins as well as lower throughput.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2019, the exclusion of the inventory valuation effect had a negative impact of $117 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $963 million in the fourth quarter of 2018. In the fourth of quarter of 2019, the exclusion of special items had a positive impact of $64 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $97 million in the fourth quarter of 2018. For the full-year 2019, the exclusion of the inventory valuation effect had a negative impact of $371 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $413 million for the full-year 2018. For the full-year 2019, the exclusion of special items had a positive impact of $180 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $116 million for the full-year 2018.

In the fourth quarter of 2019, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,142 million, a decrease of 63% compared to $3,080 million in the fourth quarter of 2018. For the full-year 2019, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,837 million compared to $4,308 million for the full-year 2018, for the same reasons set forth above. In the fourth quarter of 2019, the Refining & Chemicals segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $789 million, a decrease of 38% compared to $1,276 million in the fourth quarter of 2018. For the full-year 2019, the Refining & Chemicals segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases decreased by 7% compared to the full-year 2018, from $4,388 million to $4,072 for the same reasons.

B.4. Marketing & Services segment

•	Petroleum product sales

4Q19	3Q19	4Q18	4Q19 vs 4Q18	sales in kb/d*	2019	2018	2019 vs. 2018
1,835	1,848	1,786	+3%	Total Marketing & Services sales	1,845	1,801	+2%
1,033	1,034	986	+5%	• Europe	1,021	1,001	+2%
801	814	800	—	• Rest of world	824	800	+3%

*	Excludes trading and bulk refining sales.

Sales of petroleum products increased by 2% in 2019, notably due to business developments in the African and American regions, notably Mexico and Brazil.

•	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars	2019	2018	2019 vs. 2018
21,379	21,951	23,226	-8%	Non-Group sales	87,280	90,206	-3%
475	558	253	+88%	Operating income	2,052	1,841	+11%
15	(15)	5	x3	Net income (loss) from equity affiliates and other items	101	307	-67%
(100)	(164)	(69)	+45%	Tax on net operating income	(598)	(532)	+12%
390	379	189	x2.1	Net operating income	1,555	1,616	-4%
84	34	144	-41%	Adjustments affecting net operating income	98	36	x2.7
474	413	333	+42%	Adjusted net operating income*	1,653	1,652	—
471	215	424	+11%	Organic investments	969	1,010	-4%
40	33	165	-75%	Net acquisitions	162	20	x8.2
511	248	589	-13%	Net investments	1,131	1,030	+10%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $474 million in the fourth quarter of 2019, an increase of 42% compared to $333 million in the fourth quarter of 2018 notably due to a revaluation of futures contracts. Adjusted net operating income for the Marketing & Services segment was $1,653 million for the full-year 2019, stable compared to $1,652 million for the full-year 2018.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2019, the exclusion of the inventory valuation effect had a positive impact of $60 million on the Marketing & Services segment’s adjusted net operating income, compared to a positive impact of $113 million in the fourth quarter of 2018. In the fourth quarter of 2019, the exclusion of special items had a positive impact of $24 million on the Marketing & Services segment’s adjusted net operating income, compared to a positive impact of $31 million in the fourth quarter of 2018. For the full-year 2019, the exclusion of the inventory valuation effect had a positive impact of $14 million on the Marketing & Services segment’s adjusted net operating income, compared to a positive impact of $5 million for the full-year 2018. For the full-year 2019, the exclusion of special items had a positive impact of $84 million on the Marketing & Services segment’s adjusted net operating income, compare to a positive impact of $31 million for the full-year 2018.

In the fourth quarter of 2019, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases was $278 million, a decrease of 77% compared to $1,226 million in the fourth quarter of 2018. For the full-year 2019, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases decreased by 6% compared to the full-year 2018, from $2,759 million to $2,604 million. In the fourth quarter of 2019, the Marketing & Services segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $716 million, an increase of 43% compared to $500 million in the fourth quarter of 2018. For the full-year 2019, the Marketing & Services segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $2,546 million, an increase of 18% compared to $2,156 million for the full-year 2018.

C. GROUP RESULTS

•	Net income (Group share)

In the fourth quarter of 2019, net income (Group share) was $2,600 million, an increase of 130% compared to $1,132 million in the fourth quarter of 2018. For the full-year of 2019, net income (Group share) was $11,267 million, a decrease of 2% compared to $11,446 million for the full-year of 2018.

Adjusted net income (Group share) was:

•	$3,165 million in the fourth quarter of 2019, which was stable compared to the fourth quarter of 2018 due to the steady adjusted net operating income of the segments; and

•	$11,828 million for the full-year 2019, a decrease of 13% compared to the full-year 2018 due to the decrease in the adjusted net operating income of the segments.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value1.

Total adjustments affecting net income (Group share)2 were:

•	$(565) million in the fourth quarter of 2019, including $(248) million of impairments; and

•	$(561) million for the full-year 2019, including $(465) million of impairments.

The limited level of impairments in 2019 reflects the resilience of the portfolio on a long-term price trajectory in line with the IEA Sustainable Development Scenario (SDS) which forecasts a convergence of the oil price toward $50/b by 2050.

•	Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,603 million on December 31, 2019.

According to the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•	the buyback of 16.1 million shares, representing all shares issued in 2019 under the scrip dividend option prior to its termination; and

•

the buyback of 32.7 million shares during the full-year 2019 for $1.75 billion, including 11.1 million shares repurchased in the fourth quarter of 2019 for $0.60 billion, as part of the $5 billion buyback program for the period 2018-2020.

•	Asset sales - acquisitions

Acquisitions consisted of:

•	$277 million in the fourth quarter of 2019; and

•

$5,991 million for the full-year 2019, related notably to the acquisition of Anadarko’s interest in Mozambique LNG, the acquisition of a 10% stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

Asset sales consisted of:

•	$357 million in the fourth quarter 2019; and

•

$1,939 million for the full-year 2019, related notably to the payment received upon the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

[1]	Details shown on page 13 of this exhibit.
[2]	Details shown on pages 13 and 24-30 of this exhibit.

•	Cash flow

The Group’s cash flow from operating activities decreased by 38% in the fourth quarter of 2019 compared to the fourth quarter of 2018 from $10,640 million to $6,599 million. The Group’s cash flow from operating activities was $24,685 million for the full-year 2019 compared to $24,703 million for the full-year 2018.

The change in working capital at replacement cost in the fourth quarter of 2019, which is the (increase)/decrease in working capital of $46 million, as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(11) million, was $35 million, compared to $4,968 million in the fourth quarter of 2018. The change in working capital at replacement cost for the full-year of 2019, which is the (increase)/decrease in working capital of $(1,718) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $446 million, was $(1,272) million, compared to $174 million for the full-year of 2018.

In the fourth quarter of 2019, operating cash flow excluding the change in working capital at replacement cost was $6,839 million, an increase of 21% compared to $5,672 million in the fourth quarter of 2018. For the full-year of 2019, operating cash flow excluding the change in working capital at replacement cost was $26,432 million, an increase of 8% compared to $24,529 million for the full-year of 2018. In the fourth quarter of 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $7,372 million, an increase of 21% compared to $6,095 million in the fourth quarter of 2018. For the full-year of 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $28,501 million, an increase of 9% compared to $26,067 million for the full-year of 2018.

The Group’s net cash flow1 was:

•	$2,628 million in the fourth quarter of 2019, a decrease of 11% compared to $2,964 in the fourth quarter of 2018; and

•	$8,983 million for the full-year of 2019, compared to 8,961 for the full-year 2018.

[1]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

D. PROFITABILITY

Return on equity was 10.4% for the twelve months ended December 31, 2019.

in millions of dollars	01/01/2019 - 12/31/2019	10/01/2018 - 09/30/2019	01/01/2018 - 12/31/2018
Adjusted net income	12,090	12,104	13,964
Adjusted shareholders’ equity	116,766	117,037	114,183
Return on equity (ROE)	10.4%	10.3%	12.2%

Return on average capital employed was 9.8% for the twelve months ended December 31, 2019.

in millions of dollars	01/01/2019 - 12/31/2019	10/01/2018 - 09/30/2019	01/01/2018 - 12/31/2018
Adjusted net operating income	14,073	14,094	15,691
Adjusted capital employed	143,674	146,222	133,123
ROACE	9.8%	9.6%	11.8%

E. 2020 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- $0.1 per €	-/+ $0.1 B	~ $0 B
Average Liquids Price**	+/- $10/b	+/- $2.9 B	+/- $3.3 B
European gas price - NBP ($/Mbtu)	+/- $1/Mbtu	+/-$0.35 B	+/-$0.35 B
Variable cost margin, European refining (VCM)	+/- $10/t	+/- $0.5 B	+/- $0.6 B

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**	In a $60/b Brent environment.

F. SUMMARY AND OUTLOOK

The environment remains volatile, given the uncertainty about hydrocarbon demand related to the outlook for global economic growth and a context of geopolitical instability.

The Group has strong capacity to generate cash flow and, assuming a $60/b environment, expects to increase cash flow by approximately $1 billion per year started in 2019.

The Group expects to continue to implement its strategy for profitable growth on the integrated gas and low-carbon electricity chains. LNG sales are expected to benefit, notably in 2020, from the start-ups of Yamal LNG train 4 as well as Cameron LNG train 3 and are expected to be higher than 30 million tons per year.

Spending discipline is maintained and the Group continues its cost reduction program with an objective of more than $5 billion in cumulative savings in 2020. Net investments in 2020 are expected to amount approximately to $18 billion, and the Group aims to complete its $5 billion asset sale program over the years 2019-2020 (with approximately $3 billion already announced).

Organic production growth is expected to be above 2% in 2020, due to ramp-ups of projects started in 2019 and expected start-ups in 2020, notably Iara 2 in Brazil.

Since the start of the fourth quarter, global refining margins are weak as a result of high product inventories and oil prices supported by OPEC. The Downstream will continue to rely on its diversified portfolio, notably its integrated platforms in the Refining & Chemicals segment as well as its non-cyclical businesses.

Taking into account the strong visibility on cash flow, the Group expects to continue to increase the dividend with a guidance of 5%-6% per year. It will also continue to buy back shares, with an amount of $2.0 billion expected for 2020 in a $60/b environment.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2018.

OPERATING INFORMATION BY SEGMENT

•	Group production (EP + iGRP)

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Combined liquids and gas production by region (kboe/d)	2019	2018	2019 vs. 2018
1,102	1,004	997	+11%	Europe and Central Asia	1,023	909	+13%
703	733	661	+6%	Africa	705	670	+5%
701	720	655	+7%	Middle East and North Africa	702	666	+6%
368	363	386	-5%	Americas	365	389	-6%
239	221	176	+36%	Asia-Pacific	219	141	+55%

3,113	3,040	2,876	+8%	Total production	3,014	2,775	+9%

768	698	699	+10%	• includes equity affiliates	731	671	+9%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Liquids production by region (kb/d)	2019	2018	2019 vs. 2018
373	367	363	+3%	Europe and Central Asia	355	334	+6%
560	583	509	+10%	Africa	558	513	+9%
560	562	503	+11%	Middle East and North Africa	548	520	+5%
171	163	191	-11%	Americas	168	183	-8%
50	44	22	x2.2	Asia-Pacific	44	16	x2.7

1,714	1,720	1,589	+8%	Total production	1,672	1,566	+7%

212	210	231	-8%	• includes equity affiliates	216	247	-13%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Gas production by region (Mcf/d)	2019	2018	2019 vs. 2018
3,887	3,431	3,416	+14%	Europe and Central Asia	3,596	3,100	+16%
904	768	738	+22%	Africa	792	785	+1%
792	866	843	-6%	Middle East and North Africa	857	806	+6%
1,109	1,124	1,094	+1%	Americas	1,110	1,160	-4%
571	1,210	903	-37%	Asia-Pacific	1,009	748	+35%

7,263	7,399	6,994	+4%	Total production	7,364	6,599	+12%

3,179	2,635	2,524	+26%	• includes equity affiliates	2,834	2,281	+24%

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Petroleum product sales by region (kb/d)	2019	2018	2019 vs. 2018
1,993	1,999	2,062	-3%	Europe	2,008	1,984	+1%
737	677	778	-5%	Africa	706	736	-4%
763	920	767	—	Americas	842	827	+2%
526	541	531	-1%	Rest of world	555	606	-8%

4,019	4,136	4,138	-3%	Total consolidated sales	4,110	4,153	-1%
508	544	593	-14%	• includes bulk sales	536	575	-7%
1,676	1,745	1,759	-5%	• includes trading	1,730	1,777	-3%

ADJUSTMENT ITEMS

•	Adjustment items to net income (Group share)

4Q19	3Q19	4Q18	in millions of dollars	2019	2018
(666)	(156)	(1,026)	Special items affecting net income (Group share)	(892)	(1,731)

—	—	(2)	• Gain (loss) on asset sales	—	(16)
(5)	(20)	(32)	• Restructuring charges	(58)	(138)
(248)	(160)	(1,259)	• Impairments	(465)	(1,595)
(413)	24	267	• Other	(369)	18

57	(71)	(1,052)	After-tax inventory effect: FIFO vs. replacement cost	346	(420)

44	10	46	Effect of changes in fair value	(15)	38

(565)	(217)	(2,032)	Total adjustments affecting net income	(561)	(2,113)

INVESTMENTS — DIVESTMENTS

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars	2019	2018	2019 vs. 2018
4,291	3,296	4,459	-4%	Organic investments (a)	13,397	12,427	+8%

136	152	306	-56%	• capitalized exploration	705	711	-1%
319	242	160	+99%	• increase in non-current loans	1,061	618	+72%
(102)	(61)	(382)	n/a	• repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(551)	(2,067)	n/a
—	(109)	—	n/a	• change in debt from renewables project financing (Group share)	(109)	—	n/a

266	4,429	349	-24%	Acquisitions (b)	5,980	7,692	-22%

357	1,007	2,101	-83%	Asset sales (c)	1,939	5,172	-63%
—	105	—	n/a	• change in debt from renewables project financing (partner share)	105	—	n/a

(11)	—	(1)	n/a	Other transactions with non-controlling interests (d)	(11)	(622)	n/a

4,211	6,718	2,708	+55%	Net investments (a+b-c-d)	17,449	15,568	+12%
(275)	(101)	—	n/a	Organic loan repayment from equity affiliates* (e)	(475)	—	n/a
—	214	—	n/a	Change in debt from renewables project financing** (f)	214	—	n/a
3,925	6,831	2,707	+45%	Cash flow used in investing activities (a+b-c+e+f)	17,177	14,946	+15%

*	Effective second quarter of 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.
**	Change in debt from renewables project financing (Group share) and change in debt from renewables project financing (partner share).

CASH FLOW

4Q19	3Q19	4Q18	4Q19 vs 4Q18	in millions of dollars	2019	2018	2019 vs. 2018
7,372	7,385	6,095	+21%	Operating cash flow before working capital changes w/o financial charges (DACF)	28,501	26,067	+9%
(533)	(532)	(423)	n/a	• Financial charges	(2,069)	(1,538)	n/a
6,839	6,853	5,672	+21%	Operating cash flow before working capital changes (a)	26,432	24,529	+8%
46	1,523	6,425	-99%	• (Increase) decrease in working capital	(1,718)	769	n/a
(11)	(69)	(1,457)	n/a	• Inventory effect	446	(595)	n/a
(275)	(101)	—	n/a	• Organic repayment of loans from equity affiliates	(475)	—	n/a

6,599	8,206	10,640	-38%	Cash flow from operations	24,685	24,703	—

4,291	3,296	4,459	-4%	Organic investments (b)	13,397	12,427	+8%

2,548	3,557	1,213	x2.1	Free cash flow after organic investments, w/o net asset sales (a-b)	13,035	12,102	+8%

4,211	6,718	2,708	+55%	Net investments (c)	17,449	15,568	+12%

2,628	135	2,964	-11%	Net cash flow (a-c)	8,983	8,961	—

GEARING RATIOS*

in millions of dollars	12/31/2019	09/30/2019	12/31/2018
Current borrowings	14,819	14,631	13,306
Net current financial assets	(3,505)	(3,012)	(3,176)
Net financial assets classified as held for sale	301	—	(15)
Non-current financial debt	47,773	47,923	40,129
Hedging instruments of non-current debt	(912)	(767)	(680)
Cash and cash equivalents	(27,352)	(27,454)	(27,907)

Net debt (a)	31,124	31,321	21,657

Shareholders’ equity – Group share	116,778	114,994	115,640
Non-controlling interests	2,527	2,319	2,474

Shareholders’ equity (b)	119,305	117,313	118,114

Net-debt-to-capital ratio = a/(a+b)	20.7%	21.1%	15.5%

Net-debt-to-capital ratio excluding leases	16.7%	17.2%	14.3%

*	The net-debt-to-capital ratio on December 31, 2019 and September 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Full-year 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,509	2,389	3,003	1,653
Capital employed at 12/31/2018*	89,400	34,746	10,559	6,442
Capital employed at 12/31/2019*	88,844	41,549	12,228	8,371

ROACE	8.4%	6.3%	26.3%	22.3%

•	Twelve months ended September 30, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,454	2,271	3,323	1,512
Capital employed at 09/30/2018*	92,104	36,587	12,884	6,841
Capital employed at 09/30/2019*	88,560	41,516	11,658	7,570

ROACE	8.3%	5.8%	27.1%	21.0%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Variable cost margin, European refining** ($/t)
Fourth quarter 2019	1.11	63.1	59.1	3.76	30.2
Third quarter 2019	1.11	62.0	58.0	3.48	47.4
Second quarter 2019	1.12	68.9	63.7	3.82	27.6
First quarter 2019	1.14	63.1	58.7	4.51	33.0
Fourth quarter 2018	1.14	68.8	59.2	5.01	40.8

*	Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).
**

This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the restated main indicators.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)(a)	2019	2019	2018
Sales	49,280	48,589	52,495
Excise taxes	(5,895)	(6,051)	(6,183)
Revenues from sales	43,385	42,538	46,312
Purchases, net of inventory variation	(28,212)	(27,898)	(33,420)
Other operating expenses	(7,090)	(6,362)	(6,913)
Exploration costs	(231)	(96)	(201)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,431)	(4,173)	(4,362)
Other income	428	167	482
Other expense	(235)	(559)	(315)
Financial interest on debt	(606)	(598)	(529)
Financial income and expense from cash & cash equivalents	51	—	(30)
Cost of net debt	(555)	(598)	(559)
Other financial income	143	163	269
Other financial expense	(203)	(178)	(185)
Net income (loss) from equity affiliates	502	1,381	665
Income taxes	(852)	(1,540)	(593)

Consolidated net income	2,649	2,845	1,180

Group share	2,600	2,800	1,132
Non-controlling interests	49	45	48

Earnings per share ($)	0.98	1.05	0.40

Fully-diluted earnings per share ($)	0.97	1.04	0.40

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2019	2019	2018
Consolidated net income	2,649	2,845	1,180

Other comprehensive income
Actuarial gains and losses	(138)	5	(112)
Change in fair value of investments in equity instruments	16	19	(3)
Tax effect	40	(1)	44
Currency translation adjustment generated by the parent company	2,461	(3,520)	(881)

Items not potentially reclassifiable to profit and loss	2,379	(3,497)	(952)

Currency translation adjustment	(654)	1,207	52
Cash flow hedge	(24)	(202)	(285)
Variation of foreign currency basis spread	(49)	(4)	(14)
Share of other comprehensive income of equity affiliates, net amount	82	73	(266)
Other	1	(6)	(1)
Tax effect	26	69	98

Items potentially reclassifiable to profit and loss	(618)	1,137	(416)

Total other comprehensive income (net amount)	1,761	(2,360)	(1,368)

Comprehensive income	4,410	485	(188)

Group share	4,319	462	(221)
Non-controlling interests	91	23	33

CONSOLIDATED STATEMENT OF INCOME

TOTAL

	Year	Year
	2019	2018
(M$)(a)	(unaudited)
Sales	200,316	209,363
Excise taxes	(24,067)	(25,257)
Revenues from sales	176,249	184,106
Purchases, net of inventory variation	(116,221)	(125,816)
Other operating expenses	(27,255)	(27,484)
Exploration costs	(785)	(797)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15,731)	(13,992)
Other income	1,163	1,838
Other expense	(1,192)	(1,273)
Financial interest on debt	(2,333)	(1,933)
Financial income and expense from cash & cash equivalents	(19)	(188)
Cost of net debt	(2,352)	(2,121)
Other financial income	792	1,120
Other financial expense	(764)	(685)
Net income (loss) from equity affiliates	3,406	3,170
Income taxes	(5,872)	(6,516)

Consolidated net income	11,438	11,550

Group share	11,267	11,446
Non-controlling interests	171	104

Earnings per share ($)	4.20	4.27

Fully-diluted earnings per share ($)	4.17	4.24

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

	Year	Year
	2019	2018
(M$)	(unaudited)
Consolidated net income	11,438	11,550

Other comprehensive income
Actuarial gains and losses	(192)	(12)
Change in fair value of investments in equity instruments	142	—
Tax effect	53	13
Currency translation adjustment generated by the parent company	(1,533)	(4,022)

Items not potentially reclassifiable to profit and loss	(1,530)	(4,021)

Currency translation adjustment	740	1,113
Cash flow hedge	(599)	25
Variation of foreign currency basis spread	1	(80)
Share of other comprehensive income of equity affiliates, net amount	408	(540)
Other	(3)	(5)
Tax effect	202	14

Items potentially reclassifiable to profit and loss	749	527

Total other comprehensive income (net amount)	(781)	(3,494)

Comprehensive income	10,657	8,056

Group share	10,418	8,021
Non-controlling interests	239	35

CONSOLIDATED BALANCE SHEET

TOTAL

	December 31, 2019	September 30, 2019	December 31, 2018
(M$)	(unaudited)	(unaudited)
ASSETS

Non-current assets
Intangible assets, net	33,178	31,539	28,922
Property, plant and equipment, net	116,408	116,900	113,324
Equity affiliates: investments and loans	27,122	27,172	23,444
Other investments	1,778	1,738	1,421
Non-current financial assets	912	767	680
Deferred income taxes	6,216	5,689	6,663
Other non-current assets	2,415	2,264	2,509

Total non-current assets	188,029	186,069	176,963

Current assets
Inventories, net	17,132	16,226	14,880
Accounts receivable, net	18,488	18,568	17,270
Other current assets	17,013	14,925	14,724
Current financial assets	3,992	3,781	3,654
Cash and cash equivalents	27,352	27,454	27,907
Assets classified as held for sale	1,288	418	1,364

Total current assets	85,265	81,372	79,799

Total assets	273,294	267,441	256,762

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,123	8,300	8,227
Paid-in surplus and retained earnings	121,170	123,805	120,569
Currency translation adjustment	(11,503)	(13,297)	(11,313)
Treasury shares	(1,012)	(3,814)	(1,843)

Total shareholders’ equity - Group share	116,778	114,994	115,640

Non-controlling interests	2,527	2,319	2,474

Total shareholders’ equity	119,305	117,313	118,114

Non-current liabilities
Deferred income taxes	11,858	11,333	11,490
Employee benefits	3,501	3,273	3,363
Provisions and other non-current liabilities	20,613	20,903	21,432
Non-current financial debt	47,773	47,923	40,129

Total non-current liabilities	83,745	83,432	76,414

Current liabilities
Accounts payable	28,394	26,237	26,134
Other creditors and accrued liabilities	25,749	24,728	22,246
Current borrowings	14,819	14,631	13,306
Other current financial liabilities	487	769	478
Liabilities directly associated with the assets classified as held for sale	795	331	70

Total current liabilities	70,244	66,696	62,234

Total liabilities & shareholders’ equity	273,294	267,441	256,762

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	4th quarter 2019	3rd quarter 2019	4th quarter 2018
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,649	2,845	1,180
Depreciation, depletion, amortization and impairment	4,624	4,242	4,553
Non-current liabilities, valuation allowances and deferred taxes	(672)	235	(1,356)
(Gains) losses on disposals of assets	(176)	(74)	(390)
Undistributed affiliates’ equity earnings	267	(876)	147
(Increase) decrease in working capital	46	1,523	6,425
Other changes, net	(139)	311	81

Cash flow from operating activities	6,599	8,206	10,640

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,015)	(2,210)	(4,550)
Acquisitions of subsidiaries, net of cash acquired	(155)	(4,385)	49
Investments in equity affiliates and other securities	(170)	(258)	(529)
Increase in non-current loans	(319)	(242)	(160)

Total expenditures	(4,659)	(7,095)	(5,190)
Proceeds from disposals of intangible assets and property, plant and equipment	301	63	1,321
Proceeds from disposals of subsidiaries, net of cash sold	13	(1)	27
Proceeds from disposals of non-current investments	43	40	753
Repayment of non-current loans	377	162	382

Total divestments	734	264	2,483

Cash flow used in investing activities	(3,925)	(6,831)	(2,707)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
• Parent company shareholders	1	1	—
• Treasury shares	(620)	(420)	(1,744)
Dividends paid:
• Parent company shareholders	(1,876)	—	(705)
• Non-controlling interests	(1)	(21)	(4)
Net issuance (repayment) of perpetual subordinated notes	—	—	—
Payments on perpetual subordinated notes	(56)	—	(59)
Other transactions with non-controlling interests	160	—	(1)
Net issuance (repayment) of non-current debt	84	4,466	931
Increase (decrease) in current borrowings	(1,131)	(3,209)	(2,994)
Increase (decrease) in current financial assets and liabilities	(168)	(310)	(242)
Cash flow from (used in) financing activities	(3,607)	507	(4,818)

Net increase (decrease) in cash and cash equivalents	(933)	1,882	3,115
Effect of exchange rates	831	(1,151)	(460)
Cash and cash equivalents at the beginning of the period	27,454	26,723	25,252

Cash and cash equivalents at the end of the period	27,352	27,454	27,907

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

	Year 2019	Year 2018
(M$)	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	11,438	11,550
Depreciation, depletion, amortization and impairment	16,401	14,584
Non-current liabilities, valuation allowances and deferred taxes	(58)	(887)
(Gains) losses on disposals of assets	(614)	(930)
Undistributed affiliates’ equity earnings	(1,083)	(826)
(Increase) decrease in working capital	(1,718)	769
Other changes, net	319	443

Cash flow from operating activities	24,685	24,703

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(11,810)	(17,080)
Acquisitions of subsidiaries, net of cash acquired	(4,748)	(3,379)
Investments in equity affiliates and other securities	(1,618)	(1,108)
Increase in non-current loans	(1,061)	(618)

Total expenditures	(19,237)	(22,185)
Proceeds from disposals of intangible assets and property, plant and equipment	527	3,716
Proceeds from disposals of subsidiaries, net of cash sold	158	12
Proceeds from disposals of non-current investments	349	1,444
Repayment of non-current loans	1,026	2,067

Total divestments	2,060	7,239

Cash flow used in investing activities	(17,177)	(14,946)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
• Parent company shareholders	452	498
• Treasury shares	(2,810)	(4,328)
Dividends paid:
• Parent company shareholders	(6,641)	(4,913)
• Non-controlling interests	(115)	(97)
Net issuance (repayment) of perpetual subordinated notes	—	—
Payments on perpetual subordinated notes	(371)	(325)
Other transactions with non-controlling interests	10	(622)
Net issuance (repayment) of non-current debt	8,131	649
Increase (decrease) in current borrowings	(5,829)	(3,990)
Increase (decrease) in current financial assets and liabilities	(536)	(797)
Cash flow from (used in) financing activities	(7,709)	(13,925)

Net increase (decrease) in cash and cash equivalents	(201)	(4,168)
Effect of exchange rates	(354)	(1,110)
Cash and cash equivalents at the beginning of the period	27,907	33,185

Cash and cash equivalents at the end of the period	27,352	27,907

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(Unaudited: Year 2019)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2018	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037

Net income 2018	—	—	11,446	—	—	—	11,446	104	11,550
Other comprehensive Income	—	—	(20)	(3,405)	—	—	(3,425)	(69)	(3,494)
Comprehensive Income	—	—	11,426	(3,405)	—	—	8,021	35	8,056
Dividend	—	—	(7,881)	—	—	—	(7,881)	(97)	(7,978)
Issuance of common shares	156,203,090	476	8,366	—	—	—	8,842	—	8,842
Purchase of treasury shares	—	—	—	—	(72,766,481)	(4,328)	(4,328)	—	(4,328)
Sale of treasury shares(1)	—	—	(240)	—	4,079,257	240	—	—	—
Share-based payments	—	—	294	—	—	—	294	—	294
Share cancellation	(44,590,699)	(131)	(2,572)	—	44,590,699	2,703	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(315)	—	—	—	(315)	—	(315)
Other operations with non-controlling interests	—	—	(517)	—	—	—	(517)	(99)	(616)
Other items	—	—	(32)	—	—	—	(32)	154	122

As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114

Net income 2019	—	—	11,267	—	—	—	11,267	171	11,438
Other comprehensive Income	—	—	(659)	(190)	—	—	(849)	68	(781)
Comprehensive Income	—	—	10,608	(190)	—	—	10,418	239	10,657
Dividend	—	—	(7,730)	—	—	—	(7,730)	(115)	(7,845)
Issuance of common shares	26,388,503	74	1,265	—	—	—	1,339	—	1,339
Purchase of treasury shares	—	—	—	—	(52,389,336)	(2,810)	(2,810)	—	(2,810)
Sale of treasury shares(1)	—	—	(219)	—	4,278,948	219	—	—	—
Share-based payments	—	—	207	—	—	—	207	—	207
Share cancellation	(65,109,435)	(178)	(3,244)	—	65,109,435	3,422	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	(4)	—	—	—	(4)	—	(4)
Payments on perpetual subordinated notes	—	—	(353)	—	—	—	(353)	—	(353)
Other operations with non-controlling interests	—	—	55	—	—	—	55	(42)	13
Other items	—	—	16	—	—	—	16	(29)	(13)

As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305

(1)Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,292	22,040	21,379	6	—	49,280
Intersegment sales	8,266	993	7,739	203	47	(17,248)	—
Excise taxes	—	—	(765)	(5,130)	—	—	(5,895)

Revenues from sales	9,829	5,285	29,014	16,452	53	(17,248)	43,385
Operating expenses	(4,156)	(4,471)	(28,084)	(15,714)	(356)	17,248	(35,533)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,307)	(488)	(351)	(263)	(22)	—	(4,431)

Operating income	2,366	326	579	475	(325)	—	3,421
Net income (loss) from equity affiliates and other items	166	391	57	15	6	—	635
Tax on net operating income	(893)	104	(3)	(100)	(39)	—	(931)

Net operating income	1,639	821	633	390	(358)	—	3,125
Net cost of net debt							(476)
Non-controlling interests							(49)

Net income - group share							2,600

4th quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	10	—	—	—	—	10
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	10	—	—	—	—	10
Operating expenses	(45)	(87)	44	(102)	(112)	—	(302)
Depreciation, depletion and impairment of tangible assets and mineral interests	(525)	(136)	(9)	—	—	—	(670)

Operating income (b)	(570)	(213)	35	(102)	(112)	—	(962)
Net income (loss) from equity affiliates and other items	(22)	(38)	(13)	(23)	—	—	(96)
Tax on net operating income	200	278	31	41	(73)	—	477

Net operating income (b)	(392)	27	53	(84)	(185)	—	(581)
Net cost of net debt							(3)
Non-controlling interests							19

Net income - group share							(565)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	—	85	(96)	—
On net operating income	—	—	117	(60)	—

4th quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,282	22,040	21,379	6	—	49,270
Intersegment sales	8,266	993	7,739	203	47	(17,248)	—
Excise taxes	—	—	(765)	(5,130)	—	—	(5,895)

Revenues from sales	9,829	5,275	29,014	16,452	53	(17,248)	43,375
Operating expenses	(4,111)	(4,384)	(28,128)	(15,612)	(244)	17,248	(35,231)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,782)	(352)	(342)	(263)	(22)	—	(3,761)

Adjusted operating income	2,936	539	544	577	(213)	—	4,383
Net income (loss) from equity affiliates and other items	188	429	70	38	6	—	731
Tax on net operating income	(1,093)	(174)	(34)	(141)	34	—	(1,408)

Adjusted net operating income	2,031	794	580	474	(173)	—	3,706
Net cost of net debt							(473)
Non-controlling interests							(68)

Adjusted net income - group share							3,165

4th quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,633	747	664	571	44	—	4,659
Total divestments	256	342	69	62	5	—	734
Cash flow from operating activities	4,206	1,527	1,142	278	(554)	—	6,599

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,667	21,338	21,951	2	—	48,589
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,240	28,966	16,768	17	(16,845)	42,538
Operating expenses	(3,999)	(3,558)	(27,518)	(15,963)	(163)	16,845	(34,356)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,136)	(361)	(413)	(247)	(16)	—	(4,173)

Operating income	2,257	321	1,035	558	(162)	—	4,009
Net income (loss) from equity affiliates and other items	77	898	5	(15)	9	—	974
Tax on net operating income	(1,094)	(222)	(221)	(164)	70	—	(1,631)

Net operating income	1,240	997	819	379	(83)	—	3,352
Net cost of net debt							(507)
Non-controlling interests							(45)

Net income - group share							2,800

3rd quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	12	—	—	—	—	12
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	12	—	—	—	—	12
Operating expenses	(100)	(41)	(96)	22	—	—	(215)
Depreciation, depletion and impairment of tangible assets and mineral interests	(153)	(9)	(22)	(2)	—	—	(186)

Operating income (b)	(253)	(38)	(118)	20	—	—	(389)
Net income (loss) from equity affiliates and other items	(90)	599	(23)	(53)	—	—	433
Tax on net operating income	(151)	(138)	8	(1)	—	—	(282)

Net operating income (b)	(494)	423	(133)	(34)	—	—	(238)
Net cost of net debt							(4)
Non-controlling interests							25

Net income - group share							(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	—	(94)	25	—
On net operating income	—	—	(90)	19	—

3rd quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,655	21,338	21,951	2	—	48,577
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,228	28,966	16,768	17	(16,845)	42,526
Operating expenses	(3,899)	(3,517)	(27,422)	(15,985)	(163)	16,845	(34,141)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,983)	(352)	(391)	(245)	(16)	—	(3,987)

Adjusted operating income	2,510	359	1,153	538	(162)	—	4,398
Net income (loss) from equity affiliates and other items	167	299	28	38	9	—	541
Tax on net operating income	(943)	(84)	(229)	(163)	70	—	(1,349)

Adjusted net operating income	1,734	574	952	413	(83)	—	3,590
Net cost of net debt							(503)
Non-controlling interests							(70)

Adjusted net income - group share							3,017

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,077	4,331	386	276	25	—	7,095
Total divestments	23	192	14	30	5	—	264
Cash flow from operating activities	5,007	401	1,575	1,483	(260)	—	8,206

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,119	3,781	23,365	23,226	4	—	52,495
Intersegment sales	7,659	662	8,786	246	18	(17,371)	—
Excise taxes	—	—	(822)	(5,361)	—	—	(6,183)

Revenues from sales	9,778	4,443	31,329	18,111	22	(17,371)	46,312
Operating expenses	(4,540)	(3,896)	(31,552)	(17,671)	(246)	17,371	(40,534)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,046)	(807)	(311)	(187)	(11)	—	(4,362)

Operating income	2,192	(260)	(534)	253	(235)	—	1,416
Net income (loss) from equity affiliates and other items	339	399	144	5	29	—	916
Tax on net operating income	(798)	(79)	230	(69)	48	—	(668)

Net operating income	1,733	60	(160)	189	(158)	—	1,664
Net cost of net debt							(484)
Non-controlling interests							(48)

Net income - group share							1,132

4th quarter 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	43	—	—	—	—	43
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	43	—	—	—	—	43
Operating expenses	1	(72)	(1,323)	(197)	—	—	(1,591)
Depreciation, depletion and impairment of tangible assets and mineral interests	(642)	(580)	(2)	—	—	—	(1,224)

Operating income (b)	(641)	(609)	(1,325)	(197)	—	—	(2,772)
Net income (loss) from equity affiliates and other items	—	(207)	(150)	(5)	—	—	(362)
Tax on net operating income	398	200	415	58	—	—	1,071

Net operating income (b)	(243)	(616)	(1,060)	(144)	—	—	(2,063)
Net cost of net debt							(4)
Non-controlling interests							35

Net income - group share							(2,032)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	—	(1,299)	(158)	—
On net operating income	—	—	(963)	(113)	—

4th quarter 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,119	3,738	23,365	23,226	4	—	52,452
Intersegment sales	7,659	662	8,786	246	18	(17,371)	—
Excise taxes	—	—	(822)	(5,361)	—	—	(6,183)

Revenues from sales	9,778	4,400	31,329	18,111	22	(17,371)	46,269
Operating expenses	(4,541)	(3,824)	(30,229)	(17,474)	(246)	17,371	(38,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,404)	(227)	(309)	(187)	(11)	—	(3,138)

Adjusted operating income	2,833	349	791	450	(235)	—	4,188
Net income (loss) from equity affiliates and other items	339	606	294	10	29	—	1,278
Tax on net operating income	(1,196)	(279)	(185)	(127)	48	—	(1,739)

Adjusted net operating income	1,976	676	900	333	(158)	—	3,727
Net cost of net debt							(480)
Non-controlling interests							(83)

Adjusted net income - group share							3,164

4th quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,160	685	668	627	50	—	5,190
Total divestments	538	1,419	482	38	6	—	2,483
Cash flow from operating activities	6,310	434	3,080	1,226	(410)	—	10,640

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,167	87,598	87,280	10	—	200,316
Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	—
Excise taxes	—	—	(3,015)	(21,052)	—	—	(24,067)

Revenues from sales	38,590	20,992	116,973	66,887	135	(67,328)	176,249
Operating expenses	(16,389)	(18,316)	(112,104)	(63,855)	(925)	67,328	(144,261)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,659)	(1,492)	(1,527)	(980)	(73)	—	(15,731)

Operating income	10,542	1,184	3,342	2,052	(863)	—	16,257
Net income (loss) from equity affiliates and other items	610	2,330	322	101	42	—	3,405
Tax on net operating income	(4,572)	(741)	(470)	(598)	155	—	(6,226)

Net operating income	6,580	2,773	3,194	1,555	(666)	—	13,436
Net cost of net debt							(1,998)
Non-controlling interests							(171)

Net income - group share							11,267

Year 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(64)	—	—	—	—	(64)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	(64)	—	—	—	—	(64)
Operating expenses	(145)	(240)	397	(40)	(112)	—	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(721)	(156)	(41)	(2)	—	—	(920)

Operating income (b)	(866)	(460)	356	(42)	(112)	—	(1,124)
Net income (loss) from equity affiliates and other items	(112)	974	(83)	(83)	—	—	696
Tax on net operating income	49	(130)	(82)	27	(73)	—	(209)

Net operating income (b)	(929)	384	191	(98)	(185)	—	(637)
Net cost of net debt	—	—	—	—	—	—	(15)
Non-controlling interests	—	—	—	—	—	—	91

Net income - group share	—	—	—	—	—	—	(561)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	—	477	(31)	—
On net operating income	—	—	371	(14)	—

Year 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,231	87,598	87,280	10	—	200,380
Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	—
Excise taxes	—	—	(3,015)	(21,052)	—	—	(24,067)

Revenues from sales	38,590	21,056	116,973	66,887	135	(67,328)	176,313
Operating expenses	(16,244)	(18,076)	(112,501)	(63,815)	(813)	67,328	(144,121)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,938)	(1,336)	(1,486)	(978)	(73)	—	(14,811)

Adjusted operating income	11,408	1,644	2,986	2,094	(751)	—	17,381
Net income (loss) from equity affiliates and other items	722	1,356	405	184	42	—	2,709
Tax on net operating income	(4,621)	(611)	(388)	(625)	228	—	(6,017)

Adjusted net operating income	7,509	2,389	3,003	1,653	(481)	—	14,073
Net cost of net debt							(1,983)
Non-controlling interests							(262)

Adjusted net income - group share							11,828

Year 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,992	7,053	1,698	1,374	120	—	19,237
Total divestments	368	1,108	322	249	13	—	2,060
Cash flow from operating activities	16,917	3,461	3,837	2,604	(2,134)	—	24,685

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	9,889	17,236	92,025	90,206	7	—	209,363
Intersegment sales	30,337	2,198	35,462	979	64	(69,040)	—
Excise taxes	—	—	(3,359)	(21,898)	—	—	(25,257)

Revenues from sales	40,226	19,434	124,128	69,287	71	(69,040)	184,106
Operating expenses	(17,532)	(17,679)	(120,393)	(66,737)	(796)	69,040	(154,097)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,192)	(1,827)	(1,222)	(709)	(42)	—	(13,992)

Operating income	12,502	(72)	2,513	1,841	(767)	—	16,017
Net income (loss) from equity affiliates and other items	1,365	1,639	782	307	77	—	4,170
Tax on net operating income	(5,770)	(471)	(445)	(532)	375	—	(6,843)

Net operating income	8,097	1,096	2,850	1,616	(315)	—	13,344
Net cost of net debt							(1,794)
Non-controlling interests							(104)

Net income - group share							11,446

Year 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	56	—	—	—	—	56
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	56	—	—	—	—	56
Operating expenses	(199)	(237)	(616)	(45)	(9)	—	(1,106)
Depreciation, depletion and impairment of tangible assets and mineral interests	(707)	(1,065)	(2)	—	—	—	(1,774)

Operating income (b)	(906)	(1,246)	(618)	(45)	(9)	—	(2,824)
Net income (loss) from equity affiliates and other items	(128)	(247)	(116)	(5)	—	—	(496)
Tax on net operating income	584	170	205	14	—	—	973

Net operating income (b)	(450)	(1,323)	(529)	(36)	(9)	—	(2,347)
Net cost of net debt							(67)
Non-controlling interests							301

Net income - group share							(2,113)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	—	(589)	(6)	—
On net operating income	—	—	(413)	(5)	—

Year 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	9,889	17,180	92,025	90,206	7	—	209,307
Intersegment sales	30,337	2,198	35,462	979	64	(69,040)	—
Excise taxes	—	—	(3,359)	(21,898)	—	—	(25,257)

Revenues from sales	40,226	19,378	124,128	69,287	71	(69,040)	184,050
Operating expenses	(17,333)	(17,442)	(119,777)	(66,692)	(787)	69,040	(152,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,485)	(762)	(1,220)	(709)	(42)	—	(12,218)

Adjusted operating income	13,408	1,174	3,131	1,886	(758)	—	18,841
Net income (loss) from equity affiliates and other items	1,493	1,886	898	312	77	—	4,666
Tax on net operating income	(6,354)	(641)	(650)	(546)	375	—	(7,816)

Adjusted net operating income	8,547	2,419	3,379	1,652	(306)	—	15,691
Net cost of net debt							(1,727)
Non-controlling interests							(405)

Adjusted net income - group share							13,559

Year 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,789	5,032	1,781	1,458	125	—	22,185
Total divestments	3,674	2,209	919	428	9	—	7,239
Cash flow from operating activities	18,537	596	4,308	2,759	(1,497)	—	24,703

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	49,270	10	49,280
Excise taxes	(5,895)	—	(5,895)
Revenues from sales	43,375	10	43,385
Purchases, net of inventory variation	(28,126)	(86)	(28,212)
Other operating expenses	(6,874)	(216)	(7,090)
Exploration costs	(231)	—	(231)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,761)	(670)	(4,431)
Other income	256	172	428
Other expense	(133)	(102)	(235)
Financial interest on debt	(603)	(3)	(606)
Financial income and expense from cash & cash equivalents	51	—	51
Cost of net debt	(552)	(3)	(555)
Other financial income	143	—	143
Other financial expense	(203)	—	(203)
Net income (loss) from equity affiliates	668	(166)	502
Income taxes	(1,329)	477	(852)

Consolidated net income	3,233	(584)	2,649
Group share	3,165	(565)	2,600
Non-controlling interests	68	(19)	49

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	52,452	43	52,495
Excise taxes	(6,183)	—	(6,183)
Revenues from sales	46,269	43	46,312
Purchases, net of inventory variation	(31,944)	(1,476)	(33,420)
Other operating expenses	(6,798)	(115)	(6,913)
Exploration costs	(201)	—	(201)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,138)	(1,224)	(4,362)
Other income	425	57	482
Other expense	(124)	(191)	(315)
Financial interest on debt	(525)	(4)	(529)
Financial income and expense from cash & cash equivalents	(30)	—	(30)
Cost of net debt	(555)	(4)	(559)
Other financial income	269	—	269
Other financial expense	(185)	—	(185)
Net income (loss) from equity affiliates	893	(228)	665
Income taxes	(1,664)	1,071	(593)

Consolidated net income	3,247	(2,067)	1,180
Group share	3,164	(2,032)	1,132
Non-controlling interests	83	(35)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2019 (M$) (unaudited)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	200,380	(64)	200,316
Excise taxes	(24,067)	—	(24,067)
Revenues from sales	176,313	(64)	176,249
Purchases, net of inventory variation	(116,464)	243	(116,221)
Other operating expenses	(26,872)	(383)	(27,255)
Exploration costs	(785)	—	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,811)	(920)	(15,731)
Other income	876	287	1,163
Other expense	(455)	(737)	(1,192)
Financial interest on debt	(2,318)	(15)	(2,333)
Financial income and expense from cash & cash equivalents	(19)	—	(19)
Cost of net debt	(2,337)	(15)	(2,352)
Other financial income	792	—	792
Other financial expense	(764)	—	(764)
Net income (loss) from equity affiliates	2,260	1,146	3,406
Income taxes	(5,663)	(209)	(5,872)

Consolidated net income	12,090	(652)	11,438
Group share	11,828	(561)	11,267
Non-controlling interests	262	(91)	171

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	209,307	56	209,363
Excise taxes	(25,257)	—	(25,257)
Revenues from sales	184,050	56	184,106
Purchases, net of inventory variation	(125,134)	(682)	(125,816)
Other operating expenses	(27,060)	(424)	(27,484)
Exploration costs	(797)	—	(797)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,218)	(1,774)	(13,992)
Other income	1,518	320	1,838
Other expense	(448)	(825)	(1,273)
Financial interest on debt	(1,866)	(67)	(1,933)
Financial income and expense from cash & cash equivalents	(188)	—	(188)
Cost of net debt	(2,054)	(67)	(2,121)
Other financial income	1,120	—	1,120
Other financial expense	(685)	—	(685)
Net income (loss) from equity affiliates	3,161	9	3,170
Income taxes	(7,489)	973	(6,516)

Consolidated net income	13,964	(2,414)	11,550
Group share	13,559	(2,113)	11,446
Non-controlling interests	405	(301)	104

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.